EXHIBIT 99.1

Quantum BioPharma Announces Cash Reward of up to USD $7Million for Proof of Market Manipulation in its Stock

Reward to be Paid if Information Contributes Significant Evidence Leading to a Trial Victory or Settlement in Landmark USD $700 Million+ Lawsuit

TORONTO, Oct. 08, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, is pleased to announce a public whistleblower policy with a potential cash reward of up to USD $7 million to any individual or entity who can provide definitive and verifiable proof that they were asked, instructed, hired, or otherwise induced to manipulate the Company’s stock. The following individuals or entities are not eligible to receive rewards: 1) current directors, officers, or employees of the Company; 2) members of law enforcement, regulatory agencies, or government officials acting in an official capacity; 3) individuals who obtained information unlawfully or in violation of legal or professional duties; and 4) individuals who knowingly submit false, misleading, or fabricated information. The Company will not use the information until the information provider gives consent to the Company to use the information. Those with information can submit directly to reward@quantumbiopharma.com or call 1-833-571-1811.

When formulating this whistleblower reward and policy, Quantum BioPharma received legal opinions and comprehensive advice from multiple law firms/legal counsel, as well as the approval of its audit committee and its board of directors.

The cash reward of up to USD $7 million will be paid if that information tangibly and significantly contributes evidence which leads to a final, non‑appealable judgment in favour of the Company, or a binding settlement. This information includes, but is not limited to, evidence of tactics used such as: 1) illegal “spoofing” trades or, at another’s behest; 2) the deliberate spreading of false or misleading information about the Company across the internet; 3) selling shares that are not timely delivered; and 4) lending shares you do not have.

The whistleblower reward will only be paid out from the net proceeds of the Company’s ongoing lawsuit, once resolved. This reward can be shared between multiple parties providing different information.

The determination of any reward amount is at the Company’s discretion and based on the significance and impact of the information. Any information provided will be kept confidential, unless required by law. Information will only be used once written consent has been obtained.

The lawsuit, and this whistleblower reward, underscore the Company’s commitment to holding alleged perpetrators accountable, and helping restore market integrity.

This reward program does not limit, replace, or interfere with the United States Securities and Exchange Commission (“SEC”) Whistleblower Program or whistleblower programs operated by Canadian regulatory authorities. Individuals remain free to report directly to the SEC and applicable Canadian regulatory authorities and may be eligible for statutory awards under federal law. No notice to the Company is required before contacting the SEC and this program does not waive any whistleblower’s right to receive any SEC award. This reward program encourages simultaneous reporting to the SEC, along with other applicable governmental authorities.

Rewards are not payments for testimony. The Company will not direct, script, or influence any witness testimony. Reward eligibility does not depend on whether a whistleblower testifies; awards are based on the contribution and reliability of the information.

Any potential whistleblower should review the terms of the reward program under the Company’s public whistleblower policy, a copy of which can be found here. Anyone with questions or seeking more information is encouraged to visit the Company’s Frequently Asked Questions web page found here.

Other Key Highlights

Landmark Lawsuit

Quantum BioPharma is the Plaintiff in a landmark stock manipulation lawsuit, suing a number of major financial institutions – including CIBC World Markets and RBC Dominion Securities – for allegedly manipulating and/or allowing their clients to manipulate the Company’s stock price, using an illegal tactic called spoofing, between January 2020 and August 2024. Spoofing is the submission and cancellation of buy and sell orders without the intention to trade, in order to manipulate other traders. Quantum BioPharma is seeking more than USD $700 million in damages, after its share price plummeted from the equivalent of USD $460 in early 2020 to less than USD $10 by late 2024. Legal experts experienced in illegal spoofing have characterized this as allegedly “one of the top 5 biggest spoofing/market manipulation cases” seen in decades. The lawsuit on behalf of Quantum BioPharma is being led by Christian Attar and Freedman Normand Friedland LLP, both renowned law firms. Both law firms have taken this case on a contingency basis – meaning Quantum Biopharma bears no upfront legal costs. These law firms, aided by forensic investigators, have conducted an extensive investigation that has uncovered substantial evidence of a multi-year stock manipulation scheme causing significant financial damage and harm to the Company and its shareholders. The lawsuit details how defendants “spoofed” the market at least hundreds of times, artificially depressing Quantum Biopharma’s share price and harming countless retail investors. The complaint filed in court and other details can be downloaded from the Company’s website, here: Quantum VS Banks | Quantum BioPharma.

A Call to Action and Confidentiality

The Company’s appeal and call to action is aimed at individuals or entities (including employees of financial institutions, hedge funds, traders, online agents, or anyone who was approached to manipulate the Company’s stock), industry insiders, investors or anyone else who may have knowledge or evidence of such wrongdoing. Anyone with evidence is encouraged to contact the Company through the official channels provided on the Company’s website. Confidentiality is maintained to the extent permitted by law.

Both law firms engaged by the Company have extensive experience in high-profile securities litigation and are committed to protecting the rights of those who come forward. By leveraging this whistleblower reward, the Company and its legal team aim to help shine a light on any collusion or instructions given behind the scenes to manipulate the stock’s price.

Potentially Expanding the Investigation

The Company believes the illegal stock market manipulation could extend far beyond the already-named defendants and could potentially involve additional brokers or parties, which it has so far refrained from naming pending further evidence. This whistleblower reward aims to accelerate the discovery of such additional alleged conspirators. By inviting those with inside knowledge to come forward, the Company hopes to further strengthen its case. This initiative is complementary to the Company’s ongoing commitment to involve its shareholder community in the fight – the Company has already invited investors to share their experiences of anomalous trading activity in the Company’s stock as part of documenting the very real and broader impact that retail shareholders have suffered.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp, now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of applicable securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “hopes”, “alleges”, “pending”, “further”, or variations of such words and phrases or statements that certain actions events or results “may”, “could”, “which”, or “will” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking information herein includes, but is not limited to, statements regarding: the Company’s ongoing litigation against major financial institutions; the potential outcome or judgment value; expectations regarding whistleblower submissions and related rewards; continued market integrity initiatives; future business performance and possible acquisitions.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation: the ability to obtain and validate whistleblower evidence; the timing and outcome of legal proceedings; resolution of ongoing litigation on favourable terms, availability and sufficiency of litigation funding; continued regulatory compliance and market stability for the Company’s operations.

The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the adverse outcome of legal actions; the receipt and credibility of whistleblower disclosures; changes in applicable laws and regulations; the actions of third parties involved in alleged manipulation; evolving market dynamics; the sufficiency of future litigation proceeds to fund the Company’s whistleblower reward; the continued ability to obtain sufficient litigation funding; limited future growth opportunities, and reliance on key personnel.

Except to the extent required by applicable securities laws and the policies of the Canadian Securities Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com